

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561   November 13, 2008

James F. Roberts
Chief Executive Officer and Chairman
Foundation Coal Holdings, Inc.
Foundation Coal Corporation
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland 21090

> **Re: Foundation Coal Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed May 9, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed April 8, 2008**
> **File No. 1-32331**
>
> **Foundation Coal Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 19, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 333-120979-49**
>
> **Supplemental Response Dated October 17, 2008**

Dear Mr. Roberts:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Foundation Coal Holdings, Inc.

Proxy Statement on Schedule 14A

General

1. Please confirm in writing that you will comply with the following comment in all future filings, and provide us with an example of the disclosure you intend to use. After our review of your response, we may raise additional comments.

Annual Incentive Plan

2007 Incentive Payments, page 3

2. We note your statement that once actual individual performance targets are determined, specific metrics are applied to the individual performance targets and used to compare against actual performance, and that this comparison determines if the NEO has met his individual performance target. As a result, it appears that the metrics you set for evaluating individual performance are a material part of your compensation policy. Please disclose the metrics, or tell us why you have not disclosed them. If you disclose the metrics, discuss whether, for each executive, he met them, including a discussion of by what margin or amount the metrics were, or were not, met. If you do not disclose the metrics, discuss how difficult it is for the executive, or how likely it will be for you, to achieve the undisclosed metrics.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Donna Levy at (202) 551-3292 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: E. Katz (Foundation Coal)
D. Levy
T. Levenberg